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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25
                           Notification of Late Filing
                                  (Check One):


[_] Form 10-K and Form 10-KSB          [_] Form 20-F           [_] Form 11-K
[X] Form 10-Q and Form 10-QSB          [_] Form N-SAR

For Period Ended: June 30, 2001

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 -----------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registration Information
PW Eagle, Inc.                                 000-18050
--------------------------------------         ---------------------
Full Name of Registrant                        SEC File Number
                                               69366Y 10 8
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Former Name if Applicable                      CUSIP Number
222 South Ninth Street, Suite 2880             0000852426
--------------------------------------         ---------------------
Address of Principal Executive Office          Central Index Key
(Street and Number)                            ---------------------
Minneapolis, Minnesota 55402                   41-1642846
--------------------------------------         ---------------------
City, State and Zip Code                       (IRS E.I.N.)

Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or
[X] the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

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Part III - Narrative
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

As of the due date for this Form 10-Q, the Registrant was finalizing amendments to its senior and subordinated loan agreements that will impact its financial statements as of and for the periods ended June 30, 2001.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification
     Roger R. Robb               (541)343-0200

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).       [X] Yes            [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                      [X] Yes            [_] No

As discussed in our press release dated June 1, 2001, due to the slow down in the economy, our earnings will be greatly reduced compared to the corresponding period last year. Provided below is a comparison of net sales, net income and basic and fully diluted earnings per share for the three months ended June 30, 2001 and 2000.

      (in thousands, except per share amounts)
      --------------------------- -------------------- --------------------
                                     June 30, 2001        June 30, 2000
      --------------------------- -------------------- --------------------
      Net sales                   $       74,263       $       106,748
      --------------------------- -------------------- --------------------
      Net Income                            (543)               13,199
      --------------------------- -------------------- --------------------
      Earnings per share
      --------------------------- -------------------- --------------------
              Basic               $        (0.07)      $          1.70
      --------------------------- -------------------- --------------------
              Diluted                      (0.07)                 1.24
      --------------------------- -------------------- --------------------


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 PW Eagle, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By   /s/ Roger R. Robb
     --------------------------------------------
     Roger R. Robb
     Chief Financial Officer
     (Principal Financial and Accounting Officer)

Dated: August 15, 2001

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).